UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2021

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

200 East Randolph Drive	
Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On February 4, 2021, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2020. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank and its members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), a decrease in the levels of Bank business which may negatively impact the Bank's results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations or other reasons, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report.The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits*. The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated February 4, 2021

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 4, 2021   By: /s/ Roger D. Lundstrom

                                         Roger D. Lundstrom

                                         Executive Vice President and Chief Financial Officer

Exhibit 99.1

February 4, 2021

To Our Members:

This past year was a difficult year as communities across Illinois and Wisconsin experienced a rise in COVID-19 cases, causing strains in businesses, communities, and local economies. These challenges will likely persist until vaccines become widely available. This makes the support your communities receive from each of you even more important, which means our role in serving you is essential.

Our commitment to provide you reliable, high value products, services, and solutions in support of your businesses has been uninterrupted by the COVID-19 pandemic, and we remain committed to support you and your communities through these times. In 2020, the Federal Home Loan Bank of Chicago (FHLBank Chicago) implemented a number of programs and accommodations to support you and your communities. We are pleased to share with you many of the year's triumphs in which we came together to adapt to new ways of supporting your communities in extraordinary ways.

COVID-19 Relief

In April 2020, we announced our COVID-19 Relief Program consisting of zero-rate advances (Relief Advances) to strengthen your balance sheets and grants (Relief Grants) to provide needed support to your communities. This unique program, available from April 27, 2020 to May 22, 2020, achieved 98% member participation with $1.9 billion in Relief Advances drawn and $13.1 million in Relief Grants disbursed to over 5,000 small business and nonprofit beneficiaries. As the pandemic continued to impact communities across our District, we offered additional support through the Targeted Impact Fund. Through your participation between August 17, 2020 and November 13, 2020, $9.8 million in grant funding was awarded to more than 1,300 organizations supporting Black, Latino, Native American, elderly, rural, and low- and moderate-income populations hardest-hit by the pandemic and advancing equity in these underserved communities.

Member Product and Program Use

In 2020, 89% of our members and member associates used at least one of our core product offerings—advances, letters of credit, or Mortgage Partnership Finance® (MPF®) Program products—or participated in our competitive Affordable Housing Program (AHP) or Downpayment Plus® (DPP®) Programs. Below is a recap of member product and program use in 2020.

- **Advances outstanding:** At year-end 2020, 505 members had advances of $46.7 billion, down 8% from year-end 2019. Many of our depository members experienced an inflow of deposits on their balance sheets along with reduced loan demand, while also having access to other liquidity sources as a result of certain government actions related to the COVID-19 pandemic. Although these factors continued to reduce our depository members' need for advances, increased advance borrowing by insurance company members has partially offset the decrease by depository members.

- **Letters of credit outstanding:** At year-end 2020, 204 members had letters of credit outstanding of $16.4 billion, down 31% from year-end 2019. This decrease was primarily the result of one of our captive insurance company members reducing its letters of credit usage in anticipation of membership termination on February 19, 2021.
- **MPF loans outstanding:** During 2020, 152 Participating Financial Institutions (PFIs) funded into our MPF on balance sheet products. At year-end 2020, MPF loans outstanding on our balance sheet were $10.0 billion, mostly unchanged from year-end 2019 as new acquisition volume kept pace with paydowns and prepayment activity. During 2020, new acquisition volume was driven primarily by refinancing activity as mortgage rates declined overall.
- **Competitive AHP:** In 2020, $24.8 million was awarded to 23 members through our competitive AHP to help finance 44 affordable housing projects consisting of more than 2,000 housing units located in Illinois and Wisconsin.
- **DPP:** In 2020, 178 members disbursed $17 million in DPP grants on behalf of nearly 3,000 homebuyers in your communities.

Technology Enhancements for a Seamless Borrowing Experience and Expanded Capacity
We are dedicated to providing a seamless borrowing experience for our members when you transact with us. In 2020, we implemented enhancements to our eBanking platform to make borrowing easier for you. These enhancements included:

- The ability to execute certain letters of credit, roll over advances, and pre-pay advances online.
- Improved navigation for funding transactions, including a new dashboard for funding details, real time advance status, and a streamlined advance wizard.
- Up to seven years of historical data on-demand with the ability to extract past transactional data.

Throughout 2020, we remained dedicated to finding ways for our members to leverage innovative technology and expand your collateral opportunities with us. We helped you remain competitive by providing additional collateral lendable value through new loan types. These collateral expansion efforts support your activity with us and serve as an additional source of contingent liquidity. Below is a recap of capacity expansions we made in 2020:

- **Eligibility of SBA 7(a) Paycheck Protection Program (PPP) Loans**: On April 23, 2020, as a part of our COVID-19 relief efforts, we began accepting PPP loans as eligible collateral from member institutions that are approved SBA lenders.

2

- **Accepting eNotes as Collateral**: On August 3, 2020, we began accepting electronic promissory notes (eNotes) as pledged collateral. Currently, we accept 1-4 Family mortgage loans and closed end term 2nd mortgage loans.
- **Accepting Construction Loans as Collateral**: On October 1, 2020, we began accepting construction, land development, and other land loans as eligible collateral from our depository members.

Virtual Member Engagements

The COVID-19 pandemic changed the way we connect with each other. Virtual events replaced in-person gatherings, but we were able to successfully convert all in-person conferences and educational workshops to live, virtual events and were delighted to see 85% of our member institutions attend at least one virtual event this year. We are committed to provide you the value you obtain from our member engagements—whether they are conducted virtually or in-person once it is safe to do so again. Visit fhlbc.com/events for a list of our current virtual events. We hope you can attend an upcoming 2021 Live Virtual Member Meeting on April 13 or April 29. Registration information will be forthcoming later this month.

Investing in Your Communities

Providing you support for your local communities is central to our mission, and we achieve this through products, programs, and awards that drive economic development, expand lending capital and capacity, and recognize community leaders. Here is a recap of those efforts in 2020.

- **Community Small Business Advance:** The Community Small Business Advance enables our members to support your local economy and community revitalization efforts in income-eligible communities. In 2020, nearly $900,000 in interest-rate subsidy was reserved to support an anticipated $16.4 million in lending to 24 small businesses.
- **Community First® Capacity-Building Grant Program:** In 2020, we increased the allocation for the Community First Capacity-Building Grant Program to accommodate heightened demand due to the COVID-19 pandemic. In response to the extraordinary volume of highly competitive applications received, we awarded $948,562 to 21 nonprofit lenders in partnership with 14 members. These grants provide flexible funding to nonprofit lenders in support of economic development and affordable housing in Illinois and Wisconsin.
- **Community First Awards:** In 2020, we awarded $40,000 in Community First Awards to recognize outstanding achievements of our members and your local partners in the communities you serve. Award recipients included an innovative food and beverage manufacturing incubator, leaders in community economic development and sustainable homeownership, and a partnership supporting immigrants, refugees, and asylum seekers.

2020 Financial Highlights

Throughout 2020, we maintained our most important commitment to be a reliable source of liquidity by providing products, services, and solutions to meet your emerging business needs. Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition here. The financial results discussed are preliminary and unaudited. We expect to file our 2020 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on our website, fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $374 million in 2020 compared to $300 million in 2019.
- **Net interest income** for 2020 was $595 million, compared to $458 million in 2019, primarily due to increased advance prepayment fee income, partially offset by the effects of falling interest rates (which generally declined more quickly on our debt than our longer duration assets).
- **Noninterest income** increased by $4 million to $104 million in 2020 compared to $100 million in 2019, in part due to a gain of $109 million from the sale of our private label mortgage backed securities portfolio in the fourth quarter of 2020 and a year over year increase of $16 million of MPF fee income driven by the year's significant MPF Loan prepayment activity. These increases to noninterest income were partially offset by a net loss of $88 million in derivatives, economic hedging, and instruments held under fair value option in 2020, which is a change of $114 million as compared to the net gain of $26 million in 2019.
- **Noninterest expense** increased $52 million to $275 million for 2020, primarily driven by $28 million in COVID-19 relief offered to our members in 2020, and an increase in compensation and benefits expense.
- **Total assets** were $100.4 billion at year-end 2020 compared to $99.8 billion at year-end 2019, as the decline in advances was offset by an increase in our liquidity portfolio and investment securities.
- **Total investment securities** increased 6% in 2020 to $24.5 billion, as we invested in primarily GSE residential MBS during the first half of 2020.
- **Retained earnings** were $4.1 billion at year-end 2020, up from $3.8 billion at year-end 2019, and we remained in compliance with all of our regulatory capital requirements as of year-end 2020.

We remain committed to use our financial strength to support you and your communities now, and through any unforeseen challenges that may lie ahead. We look forward to serving you in 2021 through the products, programs, and insights we offer. As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), a decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the potential phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 31, 2020		December 31, 2019		Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$	18,641	$	15,815	18 %
Investment debt securities		24,549		23,096	6 %
Advances		46,695		50,508	(8)%
MPF Loans held in portfolio, net of allowance for credit losses		10,038		10,000	— %
Other		433		408	6 %
Assets	$	100,356	$	99,827	1 %
Consolidated obligation discount notes	$	48,643	$	41,675	17 %
Consolidated obligation bonds		42,670		50,474	(15)%
Other		2,754		2,224	24 %
Liabilities		94,067		94,373	— %
Capital stock		2,010		1,713	17 %
Retained earnings		4,072		3,770	8 %
Accumulated other comprehensive income (loss)		207		(29)	814 %
Capital		6,289		5,454	15 %
Total liabilities and capital	$	100,356	$	99,827	1 %
Member standby letters of credit - off balance sheet	$	16,395	$	23,851	(31)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the year ended December 31,						
	2020		2019	Change		2018	Change
Interest Income	$	1,435	$ 2,635	(46)%	$	2,315	14 %
Interest Expense		(840)	(2,177)	(61)%		(1,802)	21 %
Net interest income		595	458	30 %		513	(11)%
Reversal of (provision for) credit losses		(7)	—	— %		—	— %
Net interest income after reversal of (provision for) credit losses		588	458	28 %		513	(11)%
Noninterest income		104	100	4 %		16	525 %
Noninterest expense		(275)	(223)	23 %		(191)	17 %
Income before assessments		417	335	24 %		338	(1)%
Affordable Housing Program assessment		(43)	(35)	23 %		(35)	— %
Net income	$	374	$ 300	25 %	$	303	(1)%
Average interest earning assets	$	100,918	$ 97,087	4 %	$	92,136	5 %
Net interest income yield on average interest earning assets		0.59 %	0.47 %	0.12 %		0.56 %	(0.09)%